SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT
TO RULE 13d-2(a)

(Amendment No. 7)

AGEX THERAPEUTICS, INC.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

00848H108

(CUSIP number)

David Ellam

c/o Juvenescence Limited

18 Athol Street

Douglas

Isle of Man IM1 1JA

+441624639393

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 10, 2021

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ¨.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act by shall be subject to all other provisions of the Act (however, see the Notes).

1.	NAME OF REPORTING PERSON Juvenescence Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Isle of Man
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 23,699,754(1)
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 23,699,754(1)
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 23,699,754(1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 52.7%
14.	TYPE OF REPORTING PERSON CO

(1) Comprised of (i) 16,447,500 shares of Common Stock held directly, (ii) 150,000 shares of Common Stock that may be acquired on exercise of the Warrant issued in August 2019 under the Loan Agreement, (iii) 3,362,098 shares of Common Stock that may be acquired on exercise of Warrants issued or to be issued in connection with advances under the New Facility, (iv) 2,952,755 shares of Common Stock that may be issued upon conversion of outstanding amounts under the New Facility at the closing price of the Common Stock on February 11, 2021 and (v) 787,401 shares of Common Stock that may be issued upon conversion of outstanding amounts under the Loan Agreement at the closing price of the Common Stock on February 11, 2021 (capitalized terms are defined below).

SCHEDULE 13D

This amendment (the “Amendment”) amends and supplements the beneficial ownership statement on Schedule 13D filed with the Securities and Exchange Commission on August 16, 2019 (as amended by Amendment No. 1 filed April 6, 2020, Amendment No. 2 filed July 31, 2020, Amendment No. 3 filed October 7, 2020, Amendment No. 4 filed November 11, 2020, Amendment No. 5 filed January 12, 2021, and Amendment No. 6 filed February 9, 2021, the “Original Statement”). The Original Statement, as amended by this Amendment (the “Statement”) is filed on behalf of Juvenescence Limited, an Isle of Man company (the “Reporting Person”), and relates to the shares of Common Stock of AgeX Therapeutics, Inc., par value $0.0001 per share (the “Common Stock”).

Capitalized terms used but not defined in this Amendment have the meanings ascribed to them in the Original Statement. This Amendment amends the Original Statement as specifically set forth herein. Except as set forth below, all previous Items in the Original Statement remain unchanged.

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Original Statement is hereby amended and restated in its entirety to read as follows:

(a)        The Reporting Person beneficially owns an aggregate of 23,699,754 shares of Common Stock, representing (i) 16,447,500 shares of Common Stock held directly, (ii) 150,000 shares of Common Stock that may be acquired on exercise of the Warrant issued in August 2019 under the Loan Agreement (as defined below), (iii) 3,362,098 shares of Common Stock that may be acquired on exercise of Warrants issued or to be issued in connection with advances under the New Facility (as defined below), (iv) 2,952,755 shares of Common Stock that may be issued upon conversion of outstanding amounts under the New Facility at the closing price of the Common Stock on February 11, 2021 and (v) 787,401 shares of Common Stock that may be issued upon conversion of outstanding amounts under the Loan Agreement at the closing price of the Common Stock on February 11, 2021. This aggregate amount represents approximately 52.7% of the Issuer’s outstanding common stock, based upon 37,691,047 shares outstanding as of January 22, 2021, as reported on the Issuer’s Registration Statement filed on Form S-3/A on January 26, 2021, and giving effect to the exercise of the Warrants and conversion of amounts outstanding under the New Facility and the Loan Agreement (and assuming the Amendment Caps do not apply). Such Registration Statement registers 16,447,500 shares of Common Stock and 3,248,246 shares underlying certain Warrants held by the Reporting Person for resale and was declared effective by the SEC on January 29, 2021. As a result of its relationship with a director of the Issuer, the Reporting Person has acknowledged and been recognized as a director by deputization of the Issuer.

(b)        The information in Items 7 through 10 of each cover page is incorporated by reference into this Item 5(b).

(c)        Except for the information set forth in Item 6, which is incorporated by reference into this Item 5(c), the Reporting Persons have effected no transactions relating to the Common Stock during the past 60 days.

(d) - (e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Original Statement is hereby supplemented as follows:

On February 10, 2021, the Issuer and the Reporting Person executed Amendment No. 1 to the Loan Facility Agreement (the “Loan Amendment” and the Loan Facility Agreement as amended, the “Loan Agreement”), which extends the maturity date of loans under the Loan Agreement to February 14, 2022 and increases the amount of the loan facility from $2.0 million to $6.0 million, of which the Issuer has previously borrowed $2.0 million.  Additional loans, if made, will be in denominations of $1.0 million.

The Loan Amendment also grants the Reporting Person the right to convert amounts outstanding under the Loan Agreement into shares of Common Stock at then current market prices.  The Issuer will pay the Reporting Person an origination fee in the amount of $160,000 upon the earlier of the repayment of the loan by the Issuer or the conversion of the loan balance into Common Stock pursuant to the terms of the Loan Agreement.  The origination fee will be paid in shares of Common Stock rather than cash if the Issuer exercises its right to convert the loan into shares of Common Stock, or if the Reporting Person elects to convert the loan into shares of Common Stock and elects to receive the origination fee in shares of Common Stock.

The Loan Amendment places certain limits on the number of shares of Common Stock that may be issued upon conversion of outstanding loan amounts by the Reporting Person or by the Issuer under the Loan Agreement if, under the rules of the NYSE American or any other national securities exchange on which the shares of Common Stock may be listed, approval by the Issuer’s stockholders would be required in connection with the issuance of such shares. Under those limits, if applicable (a) the number of shares of Common Stock that may be issued upon conversion under the Loan Agreement, at a conversion price that is lower than the market price of the Common Stock at the time of funding the applicable advance being converted, may not exceed 19.9% of the shares of Common Stock outstanding at February 10, 2021, and (b) no conversion into shares of Common Stock under the Loan Agreement shall exceed an amount that would cause the Reporting Person’s ownership of Common Stock to equal or exceed 50% of the number of shares of Common Stock then outstanding (the “Amendment Caps”).

In connection with the Loan Amendment, the Issuer and the Reporting Person entered into Amendment No. 2 to the Registration Rights Agreement to provide the Reporting Person with registration rights with respect to all shares of Common Stock that may be issued to the Reporting Person under the New Facility and the Loan Agreement, including shares of Common Stock underlying any Warrants or that may be issued upon the conversion of any outstanding amounts under the facilities.

Item 7 and the related Exhibit Index are hereby supplemented as follows:

Exhibit 12                                        Amendment No. 1 to Loan Facility Agreement, dated February 10, 2021, between AgeX Therapeutics, Inc. and Juvenescence Limited (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K, filed on February 11, 2021).

Exhibit 13                                        Amendment No. 2 to Registration Rights Agreement, dated February 10, 2021, between AgeX Therapeutics, Inc. and Juvenescence Limited (incorporated by reference to Exhibit 10.2 to the Issuer’s Current Report on Form 8-K, filed on February 11, 2021).

SIGNATURES

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this Statement is true, complete and correct.

Date: February 16, 2021

JUVENESCENCE LIMITED

By:	/s/ Gregory H. Bailey
Name:	Gregory H. Bailey
Title:	President